FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – June 9, 2011

BAYTEX TO PRESENT AT THE 2011 CAPP OIL AND GAS
INVESTMENT SYMPOSIUM

CALGARY, ALBERTA (June 9, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the 2011 Canadian Association of Petroleum Producers Oil and Gas Investment Symposium on Monday, June 13, 2011 at 9:15am MDT in Calgary, Alberta. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://uri.mediaco.ca/u/capp_2011_portal

A replay will be available for six months on the Baytex website, www.baytex.ab.ca, following the presentation.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer                                                                     Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer                                                                                             Telephone: (587) 952-3120
Brian Ector, Director, Investor Relations                                                                                                Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca